Dreyfus Intermediate Municipal Bond Fund, Inc.

SEMIANNUAL REPORT November 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Intermediate Municipal Bond Fund, Inc., covering the six-month period from June 1, 2004, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

The Federal Reserve Board has raised short-term interest rates four times since June 2004, the U.S. labor market is strengthening, and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is poised to have another consecutive calendar year of positive returns. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors and most suitable investments that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus Intermediate Municipal Bond Fund, Inc. perform relative to its benchmark?

For the six-month period ended November 30, 2004, the fund achieved a total return of 3.26%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 3.49% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Intermediate Municipal Debt Funds category was 2.86%.[3]

The municipal bond market's returns were driven by investors' changing expectations of economic growth and inflation. The fund's return was slightly lower than its benchmark, which does not reflect fund fees and expenses. The fund outperformed its Lipper category average, primarily because the fund's duration management strategy and yield curve positioning enabled it to participate more fully in market rallies.

What is the fund's investment approach?

The fund seeks the maximum amount of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal personal income tax.

The fund invests at least 80% of its assets in municipal bonds rated A or higher, or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below A, including bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, it already had become apparent that the U.S. economy was recovering more robustly, and inflationary pressures appeared to be rising. To forestall an acceleration of inflation, the Federal Reserve Board raised short-term interest rates four times between June and November, driving the overnight federal funds rate from 1% to 2% by the reporting period's end. Even as short-term interest rates rose, however, yields of intermediate-term municipal bonds generally fell — and their prices rose — during the summer and early fall when the U.S. economy appeared to hit a "soft patch." The summertime rallies effectively offset market declines from earlier in the year.

As the national economy improved, so did the fiscal condition of many states and municipalities. Issuers generally had less need to borrow, and the supply of newly issued tax-exempt bonds dropped compared to the same period one year earlier. However, demand remained strong from both institutional and individual investors, further supporting bond prices.

When the market became more volatile in the spring of 2004, we attempted to adopt a more defensive investment posture by intensifying the fund's focus on the short- to intermediate-term portion of the maturity spectrum. However, this sector of the yield curve lagged when trading activity by non-traditional investors, including hedge funds, created heightened volatility among intermediate-term bonds. During the summer of 2004, as rates moved higher, we increased the fund's holdings of longer-term bonds, which had been less severely affected by market volatility. As a result of this change, the fund was able to lock in prevailing yields and capture capital appreciation as the market rallied.

When making new purchases during the reporting period, we focused on higher-quality, income-oriented bonds, including securities issued by "specialty states" such as New York and California. The fund's holdings of California general obligation bonds performed especially strongly as the state made progress toward resolving its budget issues.

What is the fund's current strategy?

As of the end of the reporting period, we have set the fund's average duration in a range we consider neutral relative to industry averages. However, because of the likelihood that short-term interest rates will move higher relative to intermediate-term bonds, we have de-emphasized bonds with maturities near the lower end of the fund's maturity range in favor of a diverse mix of maturities toward the longer end of the range.

December 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Intermediate Municipal Bond Fund, Inc. from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 3.72
Ending value (after expenses)	$1,032.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 3.70
Ending value (after expenses)	$1,021.41

† *Expenses are equal to the fund's annualized expense ratio of .73%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2004 (Unaudited)

Long-Term Municipal Investments−98.1%	Principal Amount ($)	Value ($)
Alabama−.2%		
McIntosh Industrial Development Board, EIR		
4.65%, 6/1/2008	1,750,000	1,839,442
Alaska−5.0%		
Alaska International Airports, Revenue:		
5.50%, 10/1/2011 (Insured; AMBAC)	2,560,000	2,875,391
5.50%, 10/1/2012 (Insured; AMBAC)	1,620,000	1,823,147
Alaska Student Loan Corp., Student Loan Revenue:		
5.60%, 7/1/2011 (Insured; AMBAC)	4,700,000	5,013,489
5.70%, 7/1/2013 (Insured; AMBAC)	5,990,000	6,403,129
6%, 7/1/2016 (Insured; AMBAC)	6,380,000	6,923,128
Anchorage:		
5.875%, 12/1/2010 (Insured; FGIC)	2,365,000	2,716,368
5.875%, 12/1/2010 (Insured; FGIC)	1,500,000	1,722,855
Electric Utility Revenue:		
6.50%, 12/1/2008 (Insured; MBIA)	2,755,000	3,139,681
6.50%, 12/1/2009 (Insured; MBIA)	2,910,000	3,371,235
5.875%, 2/1/2012 (Insured; FSA)	3,175,000	3,552,476
Northern Tobacco Securitization Corp.,		
Tobacco Settlement Revenue:		
6%, 6/1/2013	4,745,000	4,855,226
6.20%, 6/1/2022	2,250,000	2,248,335
Arizona−.6%		
Glendale Municipal Property Corp., Excise Tax Revenue		
5%, 7/1/2017 (Insured; AMBAC)	2,160,000	2,308,306
Maricopa County Industrial Development Authority,		
Hospital Systems Revenue (Baptist Hospital)		
5.20%, 9/1/2005 (Insured; MBIA)	3,125,000	3,198,563
Arkansas−.7%		
Arkansas Student Loan Authority, Student Loan		
Revenue 5.35%, 6/1/2009	4,465,000	4,673,024
Springdale, Sales & Use Tax Revenue		
4%, 7/1/2016 (Insured; MBIA)	2,000,000	2,032,280
California−8.8%		
Alameda County Unified School District		
Zero Coupon, 8/1/2018 (Insured; FSA)	3,785,000	1,980,463
California Department of Water Resources,		
Water Revenue (Central Valley Project)		
5.25%, 12/1/2012 (Insured; FGIC)	10,000,000	11,262,100
California Economic Recovery		
5%, 7/1/2015 (Insured; MBIA)	8,000,000	8,748,160

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Educational Facilities Authority, Revenue (Stanford University) 5.25%, 12/1/2013	2,000,000	2,271,260
California Infrastructure & Economic Development, Bank Revenue (Bay Area Toll Bridges–1st Lien) 5.25%, 7/1/2017 (Insured; FSA)	3,300,000	3,603,666
California Pollution Control Financing Authority, PCR (Southern California Edison Co.) 2%, 3/1/2006	5,500,000	5,440,435
California Public Works Board, LR (Department of Mental Health–Coalinga) 5.50%, 6/1/2018	3,000,000	3,294,360
California Statewide Community Development Authority, MFHR (Equity Residential) 5.20%, 6/15/2009	3,000,000	3,175,830
Elsinore Valley Municipal Water District, COP 5.375%, 7/1/2016 (Insured; FGIC)	3,295,000	3,697,056
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue 0%/7%, 1/1/2008	5,000,000 [a]	5,605,750
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue:		
5.75%, 6/1/2021	6,950,000	7,361,301
5.75%, 6/1/2023	1,735,000	1,826,088
Los Angeles County Public Works Financing Authority, Revenue (Regional Park & Open Space District) 5%, 10/1/2019	6,000,000	6,179,280
San Francisco City & County Public Utilities Commission, Water Revenue 5%, 11/1/2015 (Insured; MBIA)	2,000,000	2,156,360
University of California, Revenues 5.25%, 5/15/2016 (Insured; AMBAC)	11,765,000	12,913,146
Colorado—1.8%		
Denver City & County, Airport Revenue 5%, 11/15/2008	5,000,000	5,349,350
El Paso County School District (Number 11 Colorado Springs):		
6.25%, 12/1/2009	1,000,000	1,150,990
6.50%, 12/1/2010	2,000,000	2,360,260
6.50%, 12/1/2011	2,040,000	2,435,352
Interlocken Metropolitan District:		
Zero Coupon, 12/15/2007	2,000,000	1,841,660
Zero Coupon, 12/15/2007	835,000	762,973
Zero Coupon, 12/15/2008	1,750,000	1,549,713
Zero Coupon, 12/15/2008	835,000	730,667

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut–1.3%		
Connecticut:		
Revenue (Mashantucket Western Pequot Tribe):		
6.50%, 9/1/2006	2,475,000 [b]	2,656,244
6.50%, 9/1/2006	2,525,000 [b]	2,675,541
5.60%, 9/1/2009	1,000,000 [b]	1,082,550
Special Obligation Rate Reduction		
5%, 12/30/2008	4,585,000	4,994,853
District of Columbia–.9%		
District of Columbia		
6%, 6/1/2012 (Insured; MBIA)	3,280,000	3,794,730
Metropolitan Washington Airports Authority, Airport System Revenue		
5%, 10/1/2008 (Insured; FSA)	4,000,000	4,280,960
Florida–4.2%		
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program)		
5.50%, 10/1/2015 (Insured; MBIA)	4,060,000	4,392,149
Collier County, Gas Tax Revenue		
5.25%, 6/1/2019 (Insured; AMBAC)	2,190,000	2,379,085
Hillsborough County Industrial Development Authority, PCR (Tampa Electric Company Project)		
5.10%, 10/1/2013	9,575,000	9,908,689
Miami-Dade County, Aviation Revenue		
5.25%, 10/1/2008 (Insured; FGIC)	3,000,000	3,250,110
Miami-Dade County School Board, COP		
5.25%, 10/1/2017 (Insured; FGIC)	5,000,000	5,459,200
Palm Beach County School Board, COP		
5.375%, 8/1/2014 (Insured; AMBAC)	4,000,000	4,525,680
Palm Beach County Solid Waste Authority, Revenue		
4%, 1/1/2011 (Insured; AMBAC)	5,000,000	5,178,350
Polk County, Utility System Revenue		
5.25%, 10/1/2018 (Insured; FGIC)	2,000,000	2,182,100
Georgia–2.0%		
Athens Housing Authority, Student Housing LR (Ugaref East Campus Housing):		
5.25%, 12/1/2015 (Insured; AMBAC)	2,560,000	2,810,368
5.25%, 12/1/2016 (Insured; AMBAC)	2,700,000	2,950,452
Atlanta, Airport Facilities Revenue		
6%, 1/1/2007 (Insured; AMBAC)	5,780,000	6,197,721

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Georgia (continued)		
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College & State University Foundation):		
6%, 9/1/2010	1,275,000	1,406,376
5.25%, 9/1/2019	1,710,000	1,775,254
Municipal Electric Authority (Combustion Turbine Project) 5.25%, 11/1/2012 (Insured; MBIA)	2,735,000	3,059,070
Hawaii−.3%		
Kuakini Health System, Special Purpose Revenue 5.50%, 7/1/2012	2,575,000	2,661,906
Illinois−1.4%		
Chicago Housing Authority Revenue (Capital Program):		
5%, 7/1/2009	2,500,000	2,683,300
5.25%, 7/1/2010	2,420,000	2,633,759
Chicago O'Hare International Airport, Revenue (Third Lien) 5.50%, 1/1/2015	6,450,000	7,152,212
Illinois Health Facilities Authority, Revenue (Evangelical Hospital) 6.75%, 4/15/2007	150,000	158,409
Indiana−2.0%		
Indiana Health Facility Financing Authority, HR (Clarian Health Partners, Inc.):		
5.50%, 2/15/2010	3,000,000	3,182,040
5.50%, 2/15/2011	5,000,000	5,280,300
Indianapolis Local Public Improvement Bond Bank 6.50%, 1/1/2011 (Insured; FSA)	6,415,000	7,520,946
Westfield High School Building Corp., First Mortgage Revenue 5.25%, 7/5/2013 (Insured; AMBAC)	1,500,000	1,624,020
Iowa−.6%		
Iowa Student Loan Liquidity Corp., Student Loan Revenue 4.55%, 12/1/2007 (Insured; AMBAC)	5,000,000	5,219,800
Kansas−1.2%		
Wyandotte County−Kansas City Unified Government, Utility System Revenue 5.65%, 9/1/2018 (Insured; AMBAC)	9,130,000	10,596,552
Kentucky−1.3%		
Ashland, PCR (Ashland, Inc.) 5.70%, 11/1/2009	4,000,000	4,301,720
Carrolton and Henderson Public Energy Authority, Gas Revenue (Kentucky Trust) 5%, 1/1/2006 (Insured; FSA)	3,500,000	3,600,905

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
Kentucky (continued)			
Kenton County Airport Board, Airport Revenue (Cincinnati/Northern Kentucky International) 5.75%, 3/1/2009 (Insured; MBIA)	3,710,000		3,915,052
Massachusetts—3.1%			
Boston Water & Sewer Commission, Revenue 5%, 11/1/2020	5,760,000		6,123,283
Massachusetts, Consolidated Loan:			
5%, 12/1/2010	3,000,000		3,284,730
5.75%, 10/1/2020 (Prerefunded 10/1/2010)	2,100,000	c	2,369,220
Massachusetts Bay Transportation Authority, Sales Tax Revenue 5.50%, 7/1/2017	5,000,000	d	5,685,350
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Project No. 6) 5.25%, 7/1/2015 (Insured; MBIA)	4,000,000		4,343,680
Plymouth County, COP (Correctional Facilities Project) 5%, 4/1/2015 (Insured; AMBAC)	2,025,000		2,149,821
University of Massachusetts Building Authority, Project Revenue 5.25%, 11/1/2019 (Insured; AMBAC)	3,500,000		3,785,810
Michigan—6.5%			
Detroit Local Development Finance Authority 5.20%, 5/1/2010	5,745,000		5,997,148
Greater Detroit Resource Recovery Authority, Revenue:			
6.25%, Series A, 12/13/2008 (Insured; AMBAC)	11,000,000		12,411,740
6.25%, Series B, 12/13/2008 (Insured; AMBAC)	7,755,000		8,750,277
Michigan Building Authority, Revenue (State Police Communications System) 5.25%, 10/1/2013	1,945,000		2,188,300
Michigan Hospital Finance Authority, Revenue:			
8.871%, 11/15/2007	5,750,000	b,e	6,594,100
(Genesys Health System) 8.10%, 10/1/2013 (Prerefunded 10/1/2005)	7,000,000	c	7,483,140
(Oakwood Obligation Group):			
5%, 11/1/2007	3,000,000		3,146,310
5.50%, 11/1/2011	3,500,000		3,861,620
(Sparrow Obligation Group):			
5.25%, 11/15/2011	2,500,000		2,698,050
5.75%, 11/15/2016	3,250,000		3,509,123
Michigan Municipal Bond Authority, Revenue (Drinking Water Revolving Fund) 5.25%, 10/1/2016 (Prerefunded; 10/1/2009)	2,370,000	c	2,622,358

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Mississippi—1.3%		
Mississippi Development Bank, Special Obligation (Adams County HR Project) 5.75%, 7/1/2010 (Insured; FSA)	3,445,000	3,657,488
Mississippi Higher Education Assistance Corp. Student Loan Revenue 5.30%, 9/1/2008	2,390,000	2,533,018
Walnut Grove Correctional Authority, COP:		
5.25%, 11/1/2005 (Insured; AMBAC)	1,670,000	1,718,330
5.50%, 11/1/2006 (Insured; AMBAC)	1,760,000	1,867,589
5.50%, 11/1/2007 (Insured; AMBAC)	1,855,000	2,018,073
Missouri—1.9%		
Joplin Industrial Development Authority, Revenue (Catholic Health Initiatives):		
5.50%, 12/1/2009	3,185,000	3,419,352
5.625%, 12/1/2010	3,340,000	3,602,591
Missouri Health & Educational Facilities Authority, Revenue (SSM Health Care) 5%, 6/1/2007	2,940,000	3,105,140
Saint Louis, Airport Revenue (Airport Development Program):		
5.50%, 7/1/2010 (Insured; MBIA)	3,000,000	3,330,060
5.625%, 7/1/2015 (Insured; MBIA)	2,500,000	2,788,200
Nevada—1.2%		
Nevada, Highway Improvement Revenue (Motor Vehicle Fuel Tax) 5.50%, 12/1/2015 (Insured; FGIC)	4,775,000	5,404,918
Washoe County, Water Facility Revenue (Sierra Pacific Power Company) 5%, 7/1/2009	5,000,000	5,083,900
New Jersey—4.7%		
New Jersey Building Authority, Building Revenue 5.25%, 12/15/2014 (Insured; AMBAC)	7,690,000	8,470,843
New Jersey Economic Development Authority, Cigarette Tax Revenue 5.50%, 6/15/2016	1,000,000	1,070,160
Revenue:		
8.631%, 6/15/2008	5,000,000 [b,e]	6,070,250
School Facilities (Construction 2001) 5.25%, 6/15/2010	30,000	33,211
Waste Paper Recycling (Marcal Paper Mills Inc.) 8.50%, 2/1/2010 (Insured; MBIA)	3,005,000	2,674,480

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Educational Facilities Authority		
Revenue (Rider University):		
5%, 7/1/2010	1,880,000	2,020,417
5%, 7/1/2011	1,970,000	2,121,395
(Rowan University)		
5.25%, 7/1/2016 (Insured; MBIA)	2,000,000	2,208,260
New Jersey Health Care Facilities		
Financing Authority, Revenue		
(South Jersey Hospital) 6%, 7/1/2012	3,425,000	3,859,735
New Jersey Transportation Trust Fund Authority		
(Transportation System)		
6%, 6/15/2016 (Prerefunded 6/15/2010)	4,000,000 c	4,584,000
New Jersey Turnpike Authority, Revenue		
5.625%, 1/1/2015 (Insured MBIA)		
(Prerefunded; 1/1/2010)	3,910,000 c	4,383,853
Union County Utilities Authority, Solid Waste Revenue		
(Ogden Martin) 5.50%, 6/1/2008 (Insured; AMBAC)	4,000,000	4,335,440
New Mexico—1.4%		
Jicarilla, Apache Nation Revenue:		
5%, 9/1/2011	1,500,000	1,603,005
5%, 9/1/2013	2,905,000	3,081,217
Las Cruces, Joint Utility Improvement Revenue		
5.50%, 7/1/2016 (Insured; MBIA)	7,000,000	7,615,930
New York—7.5%		
New York City:		
5.25%, 8/1/2008	5,000,000	5,417,100
6.25%, 8/1/2009 (Prerefunded 8/1/2006)	50,000 c	54,027
6.25%, 8/1/2009	1,950,000	2,087,748
5%, 8/1/2014	5,000,000	5,406,600
New York State Dormitory Authority, Revenues:		
(Department of Health)		
5.625%, 7/1/2011 (Prerefunded; 7/1/2006)	3,240,000 c	3,475,354
(Lenox Hill Hospital Obligation Group)		
5.50%, 7/1/2011	1,000,000	1,075,570
New York State Local Government		
Assistance Corporation:		
5.25%, 4/1/2016	3,425,000	3,780,686
5.25%, 4/1/2016 (Insured; FSA)	2,200,000	2,458,126

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Thruway Authority, Service Contract Revenue (Local Highway & Bridge):		
6%, 4/1/2011	2,040,000	2,233,331
5.50%, 4/1/2012	3,950,000	4,436,680
5.50%, 4/1/2013	5,000,000	5,561,450
New York State Urban Development Corp.:		
Corporate Purpose 5.125%, 7/1/2019	2,000,000	2,124,400
Correctional Capital Facilities 5.25%, 1/1/2010	4,520,000	4,789,573
Correctional & Youth Facilities Service Contract Revenue (Empire State Development Corp.):		
5%, 1/1/2009	3,000,000	3,217,710
5.25%, 1/1/2009	8,575,000	9,276,178
Personal Income Tax 5.25%, 3/15/2011	1,565,000	1,728,887
Tobacco Settlement Financing Corp., Revenue 5.50%, 6/1/2018	4,000,000	4,389,680
Triborough Bridge and Tunnel Authority, Revenue 6.75%, 1/1/2009	5,100,000	5,683,848
North Carolina−2.9%		
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
5.50%, 1/1/2012	3,000,000	3,256,860
5.125%, 1/1/2014	3,000,000	3,170,580
5%, 1/1/2021	1,200,000	1,305,816
North Carolina Medical Care Commission, Retirement Facilities Revenue (Givens Estates Project):		
4.75%, 7/1/2010	1,000,000	1,009,240
5%, 7/1/2011	500,000	505,285
5.25%, 7/1/2012	750,000	763,575
North Carolina Municipal Power Agency Electric Revenue (Number 1 Catawba):		
5.25%, 1/1/2016 (Insured; FSA)	2,540,000	2,751,023
5.25%, 1/1/2017 (Insured; FSA)	10,000,000	10,780,800
Raleigh Durham Airport Authority, Airport Revenue 5.25%, 11/1/2012 (Insured; FGIC)	2,365,000	2,611,078
Ohio−1.9%		
Cuyahoga County, Revenue (Cleveland Clinic Health System):		
5.50%, 1/1/2014	4,000,000	4,406,280
6%, 1/1/2017	5,000,000	5,637,200

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Knox County, Hospital Facilities Revenue (Knox Community Hospital Asset Guaranty) 5%, 6/1/2012	1,500,000	1,613,505
Ohio, PCR (General Motors Corp. Project) 5.625%, 3/1/2015	5,000,000	5,334,700
Oklahoma−.6%		
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education):		
4%, 6/1/2007	1,020,000	1,056,220
4%, 6/1/2008	1,060,000	1,103,598
Washington County Medical Authority, Revenue (Jane Phillips Medical Center) 5.50%, 11/1/2010 (Insured; Connie Lee)	3,175,000	3,374,104
Oregon−1.1%		
Gilliam County, SWDR 4.15%, 5/1/2009	3,400,000	3,456,644
Washington County Unified Sewer Agency, Sewer Revenue 5.75%, 10/1/2012 (Insured; FGIC)	5,670,000	6,535,355
Pennsylvania−7.3%		
Allegheny County Industrial Development Authority, PCR 4.05%, 9/1/2011 (Insured; AMBAC)	4,000,000	4,146,480
Carbon County Industrial Development Authority, RRR (Panther Creek Partners Project) 6.65%, 5/1/2010	10,040,000	10,836,172
Delaware County Industrial Development Authority (Resource Recovery Facility) 6.10%, 7/1/2013	12,000,000	12,903,600
Delaware River Joint Toll Bridge Commission, Bridge Revenue 5.25%, 7/1/2013	2,500,000	2,759,525
Delaware Valley Regional Finance Autority, Local Government Revenue 5.75%, 7/1/2017	6,830,000	7,896,368
Erie County Hospital Authority, Revenue (Hamot Health Foundation) 5.375%, 5/15/2010 (Insured; AMBAC)	2,340,000	2,522,918
Erie County Industrial Development Authority, EIR (International Paper Company Project) 5.25%, 9/1/2010	2,100,000	2,259,831
Montgomery County Higher Education & Health Authority, HR (Abington Memorial) 6.10%, 6/1/2012 (Insured; AMBAC)	5,000,000	5,779,900

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue		
(University of Pennsylvania) 5.70%, 1/1/2011	3,250,000	3,361,508
(UPMC Health System) 6.25%, 1/15/2015	3,660,000	4,094,918
Rose Tree Media School District		
5.25%, 2/1/2018 (Insured; FSA)	5,900,000	6,449,113
Sayre Health Care Facilities Authority, Revenue		
(Guthrie Health) 6%, 12/1/2012	2,000,000	2,236,060
Rhode Island—1.8%		
Rhode Island Health and Educational Building Corp.:		
Health Facilities Revenue (San Antoine)		
5.50%, 11/15/2009	3,320,000	3,579,823
Hospital Financing Revenue (Lifespan Obligation Group):		
5.75%, 5/15/2007 (Insured; MBIA)	4,805,000	5,170,372
5.75%, 5/15/2008 (Insured; MBIA)	5,560,000	6,054,284
Revenue (Roger Williams University)		
5%, 11/15/2021	1,360,000	1,389,526
South Carolina—2.0%		
Anderson County, IDR (Federal Paper Board)		
4.75%, 8/1/2010	4,520,000	4,707,218
Berkeley County School District, Installment Purchase Revenue (Securing Assets for Education) 5.25%, 12/1/2021	9,395,000	9,728,898
Charleston, COP (Public Facilities Corp.)		
5%, 9/1/2015	2,145,000	2,322,048
Hilton Head Island Public Facilities Corp., COP		
5%, 3/1/2013 (Insured; AMBAC)	1,065,000	1,160,413
South Dakota—.2%		
Pennington County, PCR (Black Hills Power Incorporated Project) 4.80%, 10/1/2014	2,050,000	2,050,000
Tennessee—1.3%		
Johnson City Health and Educational Facility Board, HR (Medical Center Hospital Improvement)		
5.125%, 7/1/2011 (Insured; MBIA)	6,720,000	7,261,699
Tennessee Housing Development Agency (Homeownership Program):		
5.20%, 7/1/2010	1,815,000	1,923,555
5.30% 7/1/2011	2,140,000	2,264,698

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas—10.8%		
Bexar County, Revenue (Venue)		
5.75%, 8/15/2013 (Insured; MBIA)	5,000,000	5,609,650
Cypress–Fairbanks Independent School District		
(Schoolhouse) 6.75%, 2/15/2012		
(Prerefunded 2/15/2010)	1,700,000 c	1,996,225
Gulf Coast Waste Disposal Authority:		
Revenue (Bayport Area System)		
5%, 10/1/2014 (Insured; AMBAC)	2,065,000	2,238,790
SWDR (Quaker Oats Co. Project) 5.70%, 5/1/2006	3,210,000	3,337,437
Harris County (Permanent Improvement)		
5.25%, 10/1/2016	3,435,000	3,739,753
Harris County Health Facilities Development Corp., HR:		
(Memorial Hermann Hospital System)		
5.50%, 6/1/2012 (Insured; FSA)	8,295,000	9,282,686
(Memorial Hospital System)		
6%, 6/1/2008 (Insured; MBIA)	9,080,000	10,039,847
Houston, Utility System Revenue (First Lien):		
5.25%, 5/15/2012 (Insured; MBIA)	2,750,000	3,059,650
5.25%, 5/15/2015 (Insured; MBIA)	7,500,000	8,278,725
Port Corpus Christi Industrial Development Corp.,		
Revenue (Valero):		
5.125%, 4/1/2009	2,250,000	2,372,625
5.40%, 4/1/2018	1,500,000	1,541,895
San Antonio, Electric & Gas Revenue		
5%, 2/1/2018	5,000,000	5,236,850
Tarrant County Health Facilities Development Corp.,		
Health Systems Revenue:		
(Harris Methodist Health Systems)		
6%, 9/1/2010	7,725,000	8,742,305
(Health Resources Systems)		
5.75%, 2/15/2014 (Insured; MBIA)	5,000,000	5,687,150
Texas College Student Loan Bonds		
4.75%, 8/1/2008	7,435,000	7,908,089
Texas Municipal Power Agency, Revenue:		
Zero Coupon, 9/1/2009 (Insured; AMBAC)	105,000	89,818
Zero Coupon, 9/1/2009 (Insured; AMBAC)	9,265,000	7,899,524
4%, 9/1/2012 (Insured; AMBAC)	2,690,000	2,703,880
University of Texas University Revenues Financing		
System 5.25%, 8/15/2018	6,000,000	6,493,800

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Utah−1.9%		
Carbon County, SWDR (Sunnyside Cogeneration-A) 6.375%, 8/15/2011	8,450,000	8,277,958
Jordanelle Special Service District (Special Assessment Improvement District) 8%, 10/1/2011	5,040,000	5,404,745
Utah Building Ownership Authority, LR (State Facilities Master Lease Program) 5%, 5/15/2017	2,950,000	3,136,145
Virginia−1.2%		
Arlington County Industrial Development Authority, RRR (Ogden Martin System of Alexandria/Arlington Inc. Project) 5.375%, 1/1/2012 (Insured; FSA)	2,530,000	2,720,686
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project) 6%, 6/15/2011	2,000,000	2,265,700
Virginia Beach, Public Improvement 5%, 5/1/2018	4,000,000	4,379,440
Virginia College Building Authority, Educational Facilities Revenue (Hampden−Sydney College Project) 5% 9/1/2016	1,000,000	1,035,650
Washington−3.2%		
Energy Northwest Revenue (Wind Project):		
4.55%, 7/1/2006	1,600,000	1,634,608
5.60%, 7/1/2015	2,530,000	2,653,616
Seattle Municipal Light & Power, Revenue:		
5.25%, 3/1/2010 (Insured; FSA)	50,000	55,067
8.738%, 3/1/2010	6,500,000 b,e	7,817,485
Washington:		
5.75%, 10/1/2012	20,000	22,770
5.75%, 10/1/2012	2,305,000	2,610,021
Washington Health Care Facilities Authority, Revenue (Sisters of Providence) 5.40%, 10/1/2010 (Insured; AMBAC)	3,000,000	3,134,340
Washington, Public Power Supply Systems Revenue (Nuclear Project Number 1) 6%, 7/1/2007 (Insured; AMBAC)	9,720,000	10,430,046

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Wisconsin–.6%		
Racine, SWDR (Republic Services Project) 3.25%, 4/1/2009	1,000,000	979,850
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group, Inc.) 6%, 11/15/2011 (Insured; FSA)	3,500,000	4,027,555
U. S. Related–1.4%		
Childrens Trust Fund, Tobacco Settlement Revenue:		
5.75%, 7/1/2010	2,500,000	2,828,450
5.75%, 7/1/2012 (Prerefunded; 7/1/2010)	5,000,000 [c]	5,656,900
5.75%, 7/1/2013 (Prerefunded; 7/1/2010)	3,300,000 [c]	3,733,554
Total Long-Term Municipal Investments (cost $846,219,056)		**877,338,636**
Short-Term Municipal Investments–1.1%		
Florida–.1%		
Collier County Health Facilities Authority, Revenue VRDN (Cleveland Clinic Health) 1.67% (LOC; UBS AG)	1,000,000 [f]	1,000,000
Massachusetts–.6%		
Massachusetts Health & Educational Facilities Authority, Revenue VRDN | (Capital Asset Program) 1.68% (LOC; Bank One)	4,790,000 [f]	4,790,000
Ohio–.2%		
Trumbull County Health Care Facility, Revenue VRDN (Shepherd VY) 1.74%	2,000,000 [f]	2,000,000
Pennsylvania–.2%		
Geisinger Authority, Health System Revenue VRDN (Geisinger Health System) 1.68%	2,200,000 [f]	2,200,000
Total Short-Term Municipal Investments (cost $9,990,000)		**9,990,000**
Total Investments (cost $856,209,056)	**99.2%**	**887,328,636**
Cash and Receivables (Net)	**.8%**	**7,454,899**
Net Assets	**100.0%**	**894,783,535**

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
EIR	Environment Improvement Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**RRR**	Resources Recovery Revenue
HR	Hospital Revenue	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	56.0
AA		Aa		AA	17.5
A		A		A	11.9
BBB		Baa		BBB	10.5
F1		MIG1/P1		SP1/A1	1.1
Not Rated [g]		Not Rated [g]		Not Rated [g]	3.0
					100.0

† *Based on total investments.*

a *Zero coupon until a specific date, at which time the stated coupon rate becomes effective until maturity.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At November 30, 2004, these securities amounted to $26,896,170 or 3.0% of net assets.*

c *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

d *Purchased on a delayed delivery basis.*

e *Inverse floater security—the interest rate is subject to change periodically.*

f *Securities payable on demand. Variable interest rate—subject to periodic change.*

g *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	856,209,056	887,328,636
Interest receivable		13,973,388
Receivable for shares of Common Stock subscribed		3,646
Prepaid expenses and other assets		547,583
		901,853,253
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		497,322
Cash overdraft due to Custodian		522,367
Payable for investment securities purchased		5,727,850
Payable for shares of Common Stock redeemed		171,534
Accrued expenses		150,645
		7,069,718
Net Assets ($)		894,783,535
Composition of Net Assets ($):		
Paid-in capital		875,127,798
Accumulated undistributed investment income–net		131,949
Accumulated net realized gain (loss) on investments		(11,595,792)
Accumulated net unrealized appreciation (depreciation) on investments		31,119,580
Net Assets ($)		894,783,535
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		66,472,379
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**20,013,600**
Expenses:	
Management fee–Note 3(a)	2,727,035
Shareholder servicing costs–Note 3(b)	449,246
Custodian fees	38,843
Professional fees	30,839
Directors' fees and expenses–Note 3(c)	27,851
Prospectus and shareholders' reports	24,504
Registration fees	15,175
Loan commitment fees–Note 2	4,808
Miscellaneous	27,194
Total Expenses	**3,345,495**
Less–reduction in management fee due to undertaking–Note 3(a)	(3,869)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(7,725)
Net Expenses	**3,333,901**
Investment Income–Net	**16,679,699**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,698,628
Net unrealized appreciation (depreciation) on investments	9,532,993
Net Realized and Unrealized Gain (Loss) on Investments	**12,231,621**
Net Increase in Net Assets Resulting from Operations	**28,911,320**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31, 2004
Operations ($):		
Investment income−net	16,679,699	37,558,125
Net realized gain (loss) on investments	2,698,628	10,267,229
Net unrealized appreciation (depreciation) on investments	9,532,993	(55,517,040)
Net Increase (Decrease) in Net Assets Resulting from Operations	**28,911,320**	**(7,691,686)**
Dividends to Shareholders from ($):		
Investment income−net	**(16,941,058)**	**(37,207,071)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	29,683,333	70,360,162
Dividends reinvested	12,468,924	27,275,524
Cost of shares redeemed	(63,555,723)	(196,272,299)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(21,403,466)**	**(98,636,613)**
Total Increase (Decrease) in Net Assets	**(9,433,204)**	**(143,535,370)**
Net Assets ($):		
Beginning of Period	904,216,739	1,047,752,109
End of Period	**894,783,535**	**904,216,739**
Undistributed investment income−net	131,949	280,714
Capital Share Transactions (Shares):		
Shares sold	2,198,899	5,171,532
Shares issued for dividends reinvested	925,068	2,014,036
Shares redeemed	(4,714,767)	(14,462,858)
Net Increase (Decrease) in Shares Outstanding	**(1,590,800)**	**(7,277,290)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,				
		2004	2003	2002 a	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.28	13.91	13.42	13.51	12.94	13.83
Investment Operations:						
Investment income−net	.25 b	.52 b	.57 b	.64 b	.65	.66
Net realized and unrealized gain (loss) on investments	.18	(.63)	.49	(.09)	.57	(.79)
Total from Investment Operations	.43	(.11)	1.06	.55	1.22	(.13)
Distributions:						
Dividends from investment income−net	(.25)	(.52)	(.57)	(.64)	(.65)	(.67)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.25)	(.52)	(.57)	(.64)	(.65)	(.76)
Net asset value, end of period	13.46	13.28	13.91	13.42	13.51	12.94
Total Return (%)	3.26 c	(.81)	8.09	4.14	9.54	(.97)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.74 d	.74	.74	.74	.74	.77
Ratio of net expenses to average net assets	.73 d	.74	.74	.74	.74	.75
Ratio of net investment income to average net assets	3.67 d	3.86	4.23	4.74	4.82	4.97
Portfolio Turnover Rate	17.56 c	35.07	41.30	27.32	24.32	20.86
Net Assets, end of period ($ x 1,000)		894,784	904,217	1,047,752	1,057,999	1,065,775	1,066,938

a   As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

b   Based on average shares outstanding at each month end.

c   Not annualized.

d   Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Intermediate Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide the maximum amount of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $14,294,420 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to May 31, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2004 was as follows: tax exempt income $37,207,071. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from June 1, 2004 through November 30, 2004 to reduce the management fee paid by the fund, to the extent that, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .75 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $3,869 during the period ended November 30 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholders accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquires regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2004, the fund was charged $207,507 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $154,995 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $444,322 and transfer agency per account fees $53,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2004, redemption fees charged and retained by the fund amounted to $34.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2004, amounted to $155,919,464 and $174,470,392, respectively.

At November 30, 2004, accumulated net unrealized appreciation on investments was $31,119,580, consisting of $33,058,675 gross unrealized appreciation and $1,939,095 gross unrealized depreciation.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Intermediate Muncipal Bond Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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